PUMA

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM
PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington, DC 20549
U.S.A.

07021367

RECEIVED
2007 FEB 27 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20.02.2007

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

SUPPL

Dear Sirs,

Please find attached the financial results for the the 4th Quarter and Financial Year of 2006 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

B. Gabriel

Beate Gabriel
(Finance)

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

For immediate release

MEDIA CONTACT:

Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:

Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, February 19, 2007 – PUMA AG announces its consolidated financial results for the 4th Quarter and Financial Year of 2006

Highlights Q4

- Consolidated sales up 43%
- Gross profit margin at 48%
- Operating profit better than expected
- EPS at € 2.03 versus € 2.76

Highlights January - December

- Global brand sales at record € 2.8 billion
- Consolidated sales up 34% reaching almost € 2.4 billion
- Gross profit margin still on a high level at almost 51%
- EBIT margin at 15.5% better than expected
- EPS at € 16.39 compared to € 17.79

Outlook 2007

- Orders up 10% reaching more than € 1.1 billion
- Management expects new record-high for sales and earnings

PUMA continued its success story in the 2006 financial year, and finished the first year of Phase IV of its long-term corporate development better than expected. Overall, the previous financial year saw the integration of seven license markets into the PUMA Group - Japan (Apparel), Taiwan, China, Hong Kong, Argentina, Mexico and Canada - and three of the announced seven new product categories have already been launched successfully.

Worldwide brand sales climbed by over 16% to € 2.8 billion in financial year 2006. Consolidated sales jumped over the 2 billion hurdle for the first time, growing currency adjusted by 34% to just under € 2.4 billion. At 50.6%, the gross profit margin remained at a very high level. Operating profit reached € 366 million and significantly exceeded original expectations. Earnings per share were € 16.39, compared to € 17.79 in the previous year.

The PUMA share closed the year at € 295.67, posting another value increase of 20%. Market capitalization was € 4.8 billion.

Growth Rates	Sales				Orders on hand	
	Q4/2006		1-12/2006		1-12/2006	
	reported %	currency adjusted %	reported %	currency adjusted %	reported %	currency adjusted %
Breakdown by regions						
EMEA	11,9	12,8	4,9	5,1	4,7	6,2
Americas	28,4	37,2	52,0	51,8	-5,3	4,6
Asia/Pacific	142,4	151,7	147,8	154,5	23,1	35,8
Total	**37,6**	**43,3**	**33,3**	**34,0**	**4,7**	**10,2**
Breakdown by product segments						
Footwear	23,5	30,3	20,8	21,6	0,4	6,1
Apparel	75,7	79,4	67,8	68,1	15,5	20,3
Accessories	11,2	16,9	19,6	21,5	3,4	9,0
Total	**37,6**	**43,3**	**33,3**	**34,0**	**4,7**	**10,2**

Highlights Q4

In Q4, consolidated sales increased currency neutral 43.3% to € 480.6 million. Footwear rose by 30.3% to € 273.2 million, Apparel by 79.4% to € 177.4 million and Accessories by 16.9% to € 29.9 million. All regions contributed to the growth: EMEA sales increased 12.8%, America was up by 37.2% and Asia/Pacific significantly by 151.7%. The gross profit margin was at 47.7% 230 basis points below last year as expected. SG&A increased from 36.7% to 39.0% of sales. Pre-tax profit amounts to € 43.3 million versus € 56.5 million in last year's quarter. Earnings per share were at € 2.03 compared to € 2.76.

Sales and Earnings Development 2006

Global brand sales at record € 2.8 billion
The worldwide PUMA brand sales, comprised of consolidated and license sales, rose significantly by 15.4% to € 2.8 billion. This corresponds to currency adjusted growth of 16.1%.
In terms of segments, Footwear sales improved by 14.8% to € 1,512.9 million, Apparel by 18.9% to € 981.9 million and Accessories by 13.5% to € 260.3 million.

Consolidated sales up 34%
PUMA succeeded in significantly increasing its annual consolidated sales for the twelfth consecutive year, and for the first time in its company history exceeded the 2-billion mark. Sales rose currency neutral by 34.0% to a new record of € 2,369.2 million. Excluding new consolidation, currency adjusted sales rose by 12.9%.
The Footwear segment posted a 21.6% sales increase to € 1,420.0 million, Apparel contributed to growth with a significant increase of 68.1% to € 795.4 million and Accessories posted an increase of 21.5% to € 153.8 million.

Licensed business
Due to takeovers in a number of license markets which were part of the Phase IV strategy, reported license sales in 2006 decreased to € 385.9 million. On a comparative basis, the remaining license business posted an increase of 16.8%.
Overall, royalty and commission income from license sales amounted to € 37.0 million.

Effective expansion of retail operations
Expansion of the Group's own retailing activities progressed sharply during the 2006 financial year. Overall, the financial year saw the opening of a further twenty-five concept stores. At the year-end, PUMA had ninety-one Concept Stores. Sales from the company's own retail operations again saw an above-average increase of 39.5% in 2006. Sales grew to € 344.3 million, rising from 13.9% to 14.5% of consolidated sales.

Gross profit margin still on a high level at almost 51%
Changes in the regional and product mix led to a planned reduction of the gross profit margin from 52.3% to 50.6%. Thus, the gross profit margin remains at the upper end of the sporting goods industry.
By product segments, the Footwear margin decreased from 52.7% to 50.3% and Apparel from 51.8% to 50.7%. Accessories improved from 50.4% to 53.3%.

Cost structure increases as planned

Total selling, general and administrative expenses rose by 47.6% to € 831.8 million in financial year 2006. The cost ratio increased from 31.7% to 35.1% as planned. This increase is due mainly to higher marketing and retail costs as well as the infrastructure expansion required for implementing Phase IV.

Marketing/Retail expenses increased as planned by 54.3% and stood at € 419.6 million. The cost ratio rose from 15.3% to 17.7% of sales. This increase was due primarily to marketing expenditure for the World Cup, as well as to other marketing and retail expenditures. Product development and design expenses climbed by 35.2% to € 56.7 million, and at 2.4% of sales, remained constant in comparison with the previous year. The remaining SG&A expenses were up by 42.4% to € 355.4 million, or from 14.0% to 15.0% of sales as part of the expansion of the global infrastructure.

Operating profit better than expected

Operating profit (EBIT) reached € 366.2 million after € 397.7 million in the previous year. As a percentage of sales, the operating margin was reduced from 22.4% to 15.5% as planned. The decrease is related to the announced investments in the brand and to the infrastructure strengthening required to achieve the long-term goals of Phase IV. Overall, however, operating profit was significantly above original expectations.

The financial result increased by 21.9% to € 7.9 million and includes interest expense of € 3.1 million for discounted long-term purchase price liabilities (license take-backs). The adjusted interest result yields a rate of return of 3.1% versus previous year's 1.8%.

Earnings before taxes (EBT) reached € 374.0 million, compared to € 404.1 million in the previous year. Tax expenses were reduced from € 117.2 million to € 108.1 million. At 28.9%, the average tax rate was nearly unchanged compared to the previous year.

Net earnings above € 263 million

At € 263.2 million, net earnings were only 7.9% below the previous year's level of € 285.8 million, and thus significantly above original expectations. The net return expressed as a percentage of sales was 11.1%, compared to 16.1%. Earnings per share came to € 16.39, compared to € 17.79, and the diluted earnings per share were € 16.31, compared to € 17.68.

Regional Development

Like-for-like, sales in **EMEA** were up by 5.1% to € 1,158.7 million. Although the difficult economic environment continued in some markets, the region developed better than expected, supported by the World Cup. As planned, due to regional expansion, the EMEA region share in consolidated sales declined from 62.2% to 48.9%.
According to product segments, Footwear posted a minor 1.6% decrease, Apparel climbed by 17.4%, and Accessories were up by 7.9%.
The gross profit margin was slightly down from 54.3% to 53.8%. The operating margin (EBIT) accounted for 22.0% of sales, after 27.4% in the previous year.

Sales in **Americas** saw a significant increase to € 724.1 million, which corresponds to a currency neutral growth of 51.8%. Excluding the initial consolidation of Argentina, Canada and Mexico, sales grew by 33.1% on a comparable basis. The share in consolidated sales rose from 26.8% to 30.6 %.
Classified by product segments, the strongest growth was posted in Accessories at 61.0%. Footwear was up by 54.3%, and Apparel by 41.8%. Due to the regional expansion and increased key customer business, the gross profit margin decreased from 48.9% to 46.1%. The operating margin was 17.4%, compared to 19.6% in the previous year. The **US**-market contributed substantially to the overall performance in this region with sales growth of 31.3%. Sales improved significantly from USD 472.4 million to USD 620.2 million.

Asia/Pacific sales reached € 486.5 million; this corresponds to an increase of 154.5% after currency adjustments. Regional expansion in Japan (Apparel), China, Hong Kong, and Taiwan made a particular contribution to the growth. Excluding initial consolidation, the growth on a comparative basis was 9.3%. Overall, the share of consolidated sales grew from 11.0% to 20.5%. According to product segment, Footwear sales jumped by 58.1%. The strongest growth of 765.4% was achieved in Apparel, due mainly to the initial consolidation of PUMA Apparel Japan. Accessories posted growth of 24.8%.
The gross profit margin increased from 49.5% to 49.8%, and the operating margin climbed to 21.9%, from 21.0% in the previous year.

Net Assets and Financial Position

Strong equity ratio
As of December 31, 2006, the equity ratio reached 61.2% after 66.3% in the previous year. Shareholders' equity rose by 19.8% from € 875.4 million to € 1,049.0 million, and the balance sheet total climbed by 29.8% from € 1,321.0 million to € 1,714.8 million.

Working capital
Working capital increased by 57.1% to € 401.6 million and accounted for 16.9% of sales, after 14.4% in the previous year. The increase was due mainly to regional and retail expansion. Excluding new consolidation working capital grew by 24.9%. The reason for this growth is due to higher inventories by 26.9% which is mainly related to sourcing related issues, whereby liabilities increased only slightly.

Capex/Cashflow
Capex for own retail operations and current investments totaled € 72.7 million. In addition, investments for acquisitions (license take-backs) amounted to € 81.2 million. These scheduled investments led to a reduction in the free cashflow to € 10.4 million.
Excluding acquisition-related investments, the remaining free cashflow is € 91.6 million or 3.9% of sales.

Dividend

The Board of Management will propose at the Annual Meeting on April 11, 2007 a dividend of € 2.50 per share (previous year: € 2.00 per share) for fiscal year 2006. This would lead to a total profit distribution of € 40.3 million compared to € 31.8 million in the previous year, and an increase in the dividend pay-out ratio from 11.2% to 15.3% relative to net earnings.

Share Buyback

In 2006, PUMA purchased another 230,000 of its own shares for an investment of € 66 million. At year-end, the company held 1,120,000 own shares or 6.5% of subscribed capital as treasury stocks in its balance sheet.

Outlook 2007

Orders volume tops € 1.1 billion
At the 2006 year-end, orders on hand increased for the eleventh consecutive time. Like-for-like, orders rose on a comparative basis by 10.2%, or in Euro by 4.7% to € 1,119.7 million, compared to € 1,069.1 million in the previous year.

In terms of segments, currency adjusted orders for Footwear were up by 6.1% to € 716.8 million, Apparel orders climbed by 20.3% to € 340.2 million, and Accessories rose by 9.0% to € 62.7 million.

Development in the regions as of year-end was as follows: Currency adjusted, orders in EMEA region were up by 6.2% to € 652.7 million, despite last year's World Cup effect. The Americas region posted currency adjusted growth of 4.6% to € 271.2 million. Orders on hand for the US-market totaled USD 245.8 million, compared to USD 261.9 million in the previous year. The decline in last year's comparison is mainly due to the higher basis effect and to a planned reduction of sales with a customer. In the Asia/Pacific region, orders increased to € 195.7 million, which corresponds to a currency adjusted increase of 35.8%.

New record year in sales and earnings expected for 2007
As announced with Phase IV of the long term oriented business plan, Management expects new record results in sales and earnings for 2007.

After the strong sales growth of 34% in the past financial year, a currency neutral growth in the medium to higher single-digit range is expected for 2007.

The gross profit margin is expected to move at the previous year's range of 50% - 51%. Selling, general and administrative expenses, expressed as a percentage of sales, are expected to decrease to approximately 34%. This should lead to an improvement in the EBIT margin to about 16% of sales, and thus to a new record high. Given the unchanged tax rate of approximately 29%, double-digit growth in consolidated net earnings and thus an increase of at least 10% is expected.

Phase IV on track

As a result of initiatives undertaken in 2006, PUMA has a solid global operative base as well as momentum generated by its very successful World Cup year and new category launches. This gives Management a confident outlook for PUMA's future, both for 2007 and the remainder of Phase IV.

Jochen Zeitz, CEO: "Overall, we are very pleased with 2006 and our start to Phase IV, as we set some ambitious targets and are on track or ahead on all accounts. But more important than the past is the future, and we've put ourselves in a solid early position to deliver on our Phase IV objectives."

This document contains forward-looking information about the Company's financial status and strategic initiatives. Such information is subject to a certain level of risk and uncertainty that could cause the Company's actual results to differ significantly from the information discussed in this document. The forward-looking information is based on the current expectations and prognosis of the management team. Therefore, this document is further subject to the risk that such expectations or prognosis, or the premise of such underlying expectations or prognosis, become erroneous. Circumstances that could alter the Company's actual results and procure such results to differ significantly from those contained in forward-looking statements made by or on behalf of the Company include, but are not limited to those discussed be above.

###

PUMA® is the global athletic brand that successfully fuses influences from sport, lifestyle and fashion. PUMA's unique industry perspective delivers the unexpected in sportlifestyle footwear, apparel and accessories, through technical innovation and revolutionary design. Established in Herzogenaurach, Germany in 1948, PUMA distributes products in over 80 countries.
For further information please visit www.puma.com

Income Statements

	Q4/2006 € million	Q4/2005 € million	Deviation	1-12/2006 € million	1-12/2005 € million	Deviation
Net sales	**480,6**	**349,2**	37,6%	**2.369,2**	**1.777,5**	33,3%
Cost of sales	-251,3	-174,4	44,1%	-1.169,9	-847,8	38,0%
Gross profit	**229,3**	**174,7**	31,2%	**1.199,3**	**929,8**	29,0%
- in % of net sales	47,7%	50,0%		50,6%	52,3%	
Royalty and commission income	12,4	15,5	-19,5%	37,0	55,7	-33,5%
	241,7	190,2	27,1%	1.236,3	985,4	25,5%
Selling, general and administrative expenses	-187,6	-128,2	46,3%	-831,8	-563,5	47,6%
EBITDA	**54,2**	**62,0**	-12,7%	**404,5**	**421,9**	-4,1%
Depreciation and amortisation	-12,6	-7,0	78,3%	-38,4	-24,3	58,0%
EBIT	**41,6**	**55,0**	-24,3%	**366,2**	**397,7**	-7,9%
- in % of net sales	8,7%	15,7%		15,5%	22,4%	
Interest result	1,7	1,5	14,8%	7,9	6,4	21,9%
EBT	**43,3**	**56,5**	-23,3%	**374,0**	**404,1**	-7,4%
- in % of net sales	9,0%	16,2%		15,8%	22,7%	
Income taxes	-12,1	-15,7	-22,7%	-108,1	-117,2	-7,8%
- Tax ratio	28,1%	27,8%		28,9%	29,0%	
Net earnings attributable to minority interest	1,7	3,3	-49,6%	-2,8	-1,1	153,3%
Net earnings	**32,8**	**44,1**	-25,5%	**263,2**	**285,8**	-7,9%
Net earnings per share (€)	**2,03**	**2,76**	-26,4%	**16,39**	**17,79**	-7,8%
Net earnings per share (€) - diluted	**2,03**	**2,76**	-26,4%	**16,31**	**17,68**	-7,8%
Weighted average shares outstanding				16,054	16,066	-0,1%
Weighted average shares outstanding - diluted				16,139	16,163	-0,1%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Balance Sheet

	Dec. 31, '06 € million	Dec. 31, '05 € million	Deviation
ASSETS			
Cash and cash equivalents	459,2	475,5	-3,4%
Inventories	364,0	238,3	52,7%
Trade receivables	373,8	277,5	34,7%
Other current assets	105,8	80,1	32,1%
Current assets	**1.302,8**	**1.071,4**	21,6%
Deferred income taxes	63,3	48,6	30,2%
Property, plant and equipment	155,1	121,9	27,2%
Intangible assets	180,5	59,4	204,1%
Other non-current assets	13,2	19,8	-33,2%
Non-current assets	**412,1**	**249,6**	65,1%
	1.714,8	**1.321,0**	29,8%
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current bank liabilities	65,5	45,1	45,4%
Trade payables	208,7	178,7	16,8%
Tax provisions	38,5	24,2	59,4%
Other current provisions	59,1	51,1	15,6%
Liabilities from acquisitions	23,6	6,9	239,4%
Other current liabilities	123,3	78,5	57,1%
Current liabilities	**518,7**	**384,5**	34,9%
Deferred income taxes	13,0	20,0	-35,2%
Pension provisions	21,9	22,6	-3,1%
Liabilities from acquisitions	100,3	10,7	833,2%
Other non-current liabilities	12,0	7,8	53,6%
Non-current liabilities	**147,2**	**61,2**	140,4%
Total shareholders' equity	**1.049,0**	**875,4**	19,8%
	1.714,8	**1.321,0**	29,8%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

PUMA®

Cashflow Statement

	1-12/2006 € million	1-12/2005 € million	Deviation
Earnings before taxes on income	**374,0**	**404,1**	**-7,4%**
Depreciation	38,4	24,3	58,0%
Non cash effected expenses and income	-16,6	4,6	-465,7%
Cashflow - gross	**395,7**	**432,9**	**-8,6%**
Change in net assets	-116,2	-71,0	63,6%
Taxes, interests and other payments	-126,2	-160,2	-21,3%
Cashflow from operating activities	**153,4**	**201,6**	**-23,9%**
Payments for acquisitions	-81,2	-17,9	353,4%
Purchase of property and equipment	-72,7	-61,9	17,4%
Interest received and others	10,9	12,6	-13,1%
Cashflow from investing activities	**-143,0**	**-67,3**	**112,6%**
Free Cashflow	**10,4**	**134,4**	**-92,3%**
Capital increase	70,7	16,2	337,0%
Dividend payments	-31,8	-16,0	99,2%
Purchase of own shares	-66,0	-59,4	11,0%
Other changes	17,4	18,5	-5,9%
Cashflow from financing activities	**-9,8**	**-40,8**	**-76,1%**
Effect on exchange rates on cash	-17,0	12,6	-235,3%
Change in cash and cash equivalents	**-16,4**	**106,2**	**115,4%**
Cash and cash equivalents at beginning of financial year	475,5	369,3	28,7%
Cash and cash equivalents end of the period	**459,2**	**475,5**	**-3,4%**

Segment Data

	Sales		Gross profit		Sales		Gross profit	
	Q4/2006	Q4/2005	Q4/2006	Q4/2005	1-12/2006	1-12/2005	1-12/2006	1-12/2005
	by head office location of customer				by head office location of customer			
Breakdown by regions	€ million	€ million	%	%	€ million	€ million	%	%
EMEA	180,3	161,2	51,3%	50,7%	1.158,7	1.104,9	53,8%	54,3%
Americas	175,2	136,4	44,0%	51,9%	724,1	476,3	46,1%	48,9%
- thereof USA in US$	141,8	135,0			620,2	472,4		
Asia/Pacific Rim	125,1	51,6	47,7%	43,1%	486,5	196,3	49,8%	49,5%
	480,6	349,2	47,7%	50,0%	2.369,2	1.777,5	50,6%	52,3%

	Sales		Gross profit		Sales		Gross profit	
	Q4/2006	Q4/2005	Q4/2006	Q4/2005	1-12/2006	1-12/2005	1-12/2006	1-12/2005
Breakdown by product segments	€ million	€ million	%	%	€ million	€ million	%	%
Footwear	273,2	221,3	46,6%	51,1%	1.420,0	1.175,0	50,3%	52,7%
Apparel	177,4	101,0	49,0%	48,8%	795,4	473,9	50,7%	51,8%
Accessories	29,9	26,9	50,4%	46,2%	153,8	128,6	53,3%	50,4%
	480,6	349,2	47,7%	50,0%	2.369,2	1.777,5	50,6%	52,3%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

END